Exhibit 99.51

Consent of Peter Theron

The undersigned hereby consents to the use of their reports entitled “NI 43-101 Technical Report for the Sadiola Gold Project, Mali” with an effective date of June 12, 2023 and “NI 43-101 Technical Report for the Kurmuk Gold Project, Ethiopia, Africa” with an effective date of June 9, 2023, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ “Peter Theron”
Peter Theron, Pr. Eng.

Dated: May 27, 2025